FTD GROUP, INC.
3113 Woodcreek Drive
Downers Grove, Illinois 60515

February 4, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Elaine Wolff Michael McTiernan Rachel Zablow Donna DiSilvio
	Re:	FTD Group, Inc. Registration Statement on Form S-1 (File No. 333-120723), as amended

Ladies and Gentlemen:

        Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, FTD, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Tuesday, February 8, 2005 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

(Signature Page Follows)

Securities and Exchange Commission

Very truly yours,
FTD Group, Inc.
By:	/s/ JON R. BURNEY Name: Jon R. Burney Title: Vice President, General Counsel and Secretary